Exhibit 99.2

Bookham Technology plc

6 November 2003

Oxfordshire, UK – 6 November 2003:  Bookham Technology plc announces that on 28 October 2003 it received notification from The Goldman Sachs Group, Inc that as at close of business on 24 October 2003, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 6,518,789 shares being 3.0% of the issued share capital of Bookham Technology plc.